BB 3/4

[redacted]

10028338

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

NNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 49875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mark Stephen ~~Mark~~ BUCIAK DBA MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 Dowd ST.
(No. and Street)

Newington, CT. 06111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BUCIAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley PC
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave, Hartford, CT. 06106
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MBFinancial Services, as of February 18, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

February 25, 2010

[signature]
Signature

PRINCIPAL
Title

[signature]
Notary Public

AMY L. STOTO, Notary Public
My Commission Expires July 31, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

February 18, 2010

To the Owner
Mark Buciak
d/b/a MB Financial Services

We have audited the financial statements of Mark Buciak, d/b/a MB Financial Services, (a sole proprietorship) for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated January 11, 2010, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of Mark Buciak, d/b/a MB Financial Services Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the sole proprietor are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the year ended December 31, 2009. We noted no transactions entered into by the sole proprietor during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

Audit Adjustments

For purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the sole proprietor's financial reporting process (that is, cause future financial statements to be materially misstated). One adjustment was noted to correct for misstatements: $41,000 to record the expiration of stock warrants from loss on investment to capital. Management has corrected all such misstatements.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the sole proprietor's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the sole proprietor's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Auditor Independence

Whittlesey & Hadley, P.C. has no relationships with Mark Buciak, d/b/a MB Financial Services that would impact our independence.

* * * * *

This information is intended solely for the use of the owner of Mark Buciak, d/b/a MB Financial Services and the respective regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Whittlesey & Hadley, P.C.

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Audited Financial Statements

For Regulatory Filing

December 31, 2009

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Table of Contents

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

INDEPENDENT AUDITORS' REPORT

To the Owner of
Mark Buciak
d/b/a MB Financial Services

We have audited the accompanying statement of financial condition of Mark Buciak, d/b/a MB Financial Services (a sole proprietorship) as of December 31, 2009, and the related statements of income and changes in proprietor's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak, d/b/a MB Financial Services at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

February 18, 2010

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Statement of Financial Condition

December 31, 2009

Assets				
Cash			$	7,002
Computer, furniture and equipement at cost	$	6,500		
Less: accumulated depreciation		6,500		-
Total assets			$	7,002
Sole Proprietor's Capital				
Mark Buciak, capital			$	7,002

The accompanying notes are an integral part of the financial statements.

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Statement of Income and Changes in Proprietor's Capital

For the year ended December 31, 2009

Income		
Commissions and fees	$	867
Interest income		4
Total income		871
Expenses		
Accounting		1,000
Fees		655
Total expenses		1,655
Net (loss)		(784)
Mark Buciak's Capital, beginning of year		47,486
Capital contribution		1,300
Expiration of stock warrants		(41,000)
Mark Buciak's Capital, end of year	$	7,002

The accompanying notes are an integral part of the financial statements.

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Statement of Cash Flows

For the year ended December 31, 2009

Cash flows from operating activities:		
Net (loss)	$	(784)
Cash flows from financing activities:		
Capital contribution		1,300
Cash and cash equivalents at beginning of year		6,486
Cash and cash equivalents at end of year	$	7,002

The accompanying notes are an integral part of the financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Mark Buciak, d/b/a MB Financial Services, a sole proprietorship, is non-clearing broker-dealer and registered investment advisor who does not have custody of client funds. The sole proprietor is a member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

Basis of Presentation – The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

Income Taxes – Federal income taxes of a sole proprietor are computed on their total income from all sources, accordingly, no provision for income tax has been made.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents – The sole proprietor considers all highly liquid debt instruments purchased with a maturity of three months or less and any certificates of deposit that do not contain material early withdrawal penalties to be cash equivalents.

Computer, Furniture and Equipment – Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the double declining balance method for five and seven years. Depreciation expense for the year ended December 31, 2009 was $-0-.

Financial Instruments – Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The sole proprietor has no financial instruments with off-balance sheet risk.

Subsequent Events Measurement Date – The sole proprietor monitored and evaluated subsequent events for footnote disclosures or adjustments required in its financial statements for the year ended December 31, 2009 through February 18, 2010, the date on which financial statements were available to be issued.

NOTE 2 – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The sole proprietor is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the sole proprietor's regulatory net capital of $7,002 exceeded required net capital by $2,002. Aggregate indebtedness was $-0-, resulting in a ratio of aggregate indebtedness to net capital of approximately 0 to 1.

The sole proprietor does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

NOTE 3 – RELATED PARTY

Mark Buciak, d/b/a MB Financial Services shares a home office with Mark Buciak, d/b/a MB & Associates, a registered investment advisor company providing investment management services and insurance sales. MB Financial Services and MB & Associates pay all occupancy costs associated with the office.

MARK BUCIAK
D/B/A MB FINANCIAL SERVICES

Computation of Net Capital under Rule 15C3-1 of the Securities and Exchange Commission

December 31, 2009

Computation of Net Capital:		
Total sole proprietor's equity		$ 7,002
Additions -		
Allowable assets:		
None	$ -	
Total allowable assets		-
Deductions -		
Non-allowable assets:		
None	$ -	
Total non-allowable assets		-
Net capital before haircuts on securities positions		7,002
Haircuts on securities - other securities		-
Net capital		$ 7,002
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ -
Total aggregate indebtedness		$ -
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ -
Defined minimum dollar net capital requirement		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 2,002
Excess net capital at 1000%		$ 7,002
Ratio of aggregated indebtedness to net capital		N/A
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of December 31, 2009:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 7,002
Audit adjustments:		
None	$ -	
		-
Net capital		$ 7,002

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Shareholders of
Mark Buciak

In planning and performing our audit of the financial statements and supplemental schedule of Mark Buciak, d/b/a MB Financial Services ("sole proprietor"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the sole proprietor including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the sole proprietor does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the sole proprietor in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the sole proprietor is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the sole proprietor has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the sole proprietor's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the sole proprietor, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies, that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Whittley + Hadley, P.C.

February 18, 2010